CONFIDENTIAL
FOR COMMISSION USE ONLY

CCO HOLDINGS, LLC and

CCO HOLDINGS Capital Corp.

400 Atlantic Street, 10th Floor

Stamford, Connecticut 06901

(203) 905-7801

April 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CCO Holdings, LLC and CCO Holdings Capital Corp. Registration Statement on Form S-4

File No. 333-254465

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-254465) (the “Registration Statement”), of CCO Holdings, LLC, a Delaware limited liability company and CCO Holdings Capital Corp., a Delaware corporation (together, the “Registrants”), registering the offer to exchange up to $2,900,000 aggregate principal amount of 4.500% Senior Notes due 2032 (the “Exchange Notes”) for like aggregate principal amounts of 4.500% Senior Notes due 2032 (the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offers in reliance on the position of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) enunciated in: Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988); Morgan Stanley & Co. Inc., SEC No-Action Letter (available June 5, 1991); and Shearman & Sterling, SEC No-Action Letter (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offers and, to the best of the Registrants’ information and belief, each person participating in the exchange offers will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offers. In this regard, the Registrants will make each person participating in any of the exchange offers aware, by means of the prospectus relating to the exchange offers (the “Exchange Offer Prospectus”) or the related letter of instruction, that if such person is participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes to be acquired in an exchange offer, such person (i) cannot rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in an exchange offer for the purpose of distributing the applicable series of Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offers with respect to Outstanding Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in any of the exchange offers aware (through the Exchange Offer Prospectus or the letter of instruction) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the applicable exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the Exchange Offer Prospectus so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer).

In addition, the Registrants will include in the letter of instruction to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provisions, in substantially the form set forth below:

•	The exchange offeree does not intend to engage in a distribution of the Exchange Notes.

•	If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Christian Nagler of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4660.

Very truly yours,

CCO Holdings, LLC

By:	/s/ Daniel J. Bollinger

Name:	Daniel J. Bollinger
Title:	Vice President, Associate General Counsel and Assistant Corporate Secretary

CCO Holdings Capital Corp.

By:	/s/ Daniel J. Bollinger

Name:	Daniel J. Bollinger
Title:	Vice President, Associate General Counsel and Assistant Corporate Secretary

cc:	Christian Nagler
Kirkland& Ellis LLP

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